UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  April 30, 2007                      /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           Chairman

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 28, 2007

                      (UNAUDITED - PREPARED BY MANAGEMENT)

--------------------------------------------------------------------------------

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the nine months ended February 28, 2007, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                   FEBRUARY 28,       MAY 31,
                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  1,533,184       3,657,676
Amounts receivable (Note 3)                             831,321          80,022
Prepaid expenses and deposits                            37,743          12,825
                                                   ------------    ------------
                                                      2,402,248       3,750,523
PROPERTY, PLANT AND EQUIPMENT (Notes 3 and 4)        20,617,351       1,183,993
OTHER ASSETS                                                  -          37,040
                                                   ------------    ------------
                                                     23,019,599       4,971,556
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                121,651         214,447
Current portion of long-term debt (Note 6)            1,053,000               -
                                                   ------------    ------------
                                                      1,174,651         214,447
LONG-TERM DEBT (Note 6)                                 936,000               -
                                                   ------------    ------------
                                                      2,110,651         214,447
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               93,035,950      75,890,208

CONTRIBUTED SURPLUS (Note 9)                          2,697,872         608,284

DEFICIT                                             (74,824,874)    (71,741,383)
                                                   ------------    ------------
                                                     20,908,948       4,757,109
                                                   ------------    ------------
                                                     23,019,599       4,971,556
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 14)

APPROVED BY THE BOARD

/s/ ALFREDO PARRA    , Director
--------------------
/s/ DOUG GOOD        , Director
--------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

EXPENSES

Accounting and administration                            17,920          17,730          59,485          48,720
Amortization                                              3,608             357          15,129           1,071
Audit                                                     3,133               -          12,540           2,517
Corporate development                                    16,014               -          67,420               -
Corporate finance fee                                         -          12,500               -          12,500
General exploration                                           -           7,639               -           7,639
Investor relations                                       16,600               -          51,508           3,000
Legal                                                     9,905          15,928          13,445          19,302
Management fees                                          19,500          67,304          58,500          88,137
Office                                                   18,696           1,086          35,294           7,860
Professional fees                                        32,756          24,767          60,052          30,812
Regulatory                                                4,021           3,867          13,609          10,659
Rent                                                      2,700           2,323           7,800           2,323
Salaries and benefits                                    44,473               -          57,295               -
Shareholder costs                                         5,816           3,200          10,653           8,518
Stock-based compensation (Note 8)                     1,829,000         175,000       2,288,000         236,420
Transfer agent                                            6,578           5,328          14,188          15,220
Travel                                                    8,498           6,815          36,748          10,114
                                                   ------------    ------------    ------------    ------------
                                                      2,039,218         343,844       2,801,666         504,812
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (2,039,218)       (343,844)     (2,801,666)       (504,812)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest expense                                       (110,380)              -        (110,380)              -
Interest and other income                                 6,090           6,074          42,491           9,898
Foreign exchange                                       (159,432)         (5,844)       (213,936)         (7,568)
Write-off of receivable                                       -               -               -         (20,000)
Gain on sale of other assets                                  -               -               -          40,980
                                                   ------------    ------------    ------------    ------------
                                                       (263,722)            230        (281,825)         23,310
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                              (2,302,940)       (343,614)     (3,083,491)       (481,502)

DEFICIT - BEGINNING OF PERIOD                       (72,521,934)    (71,138,016)    (71,741,383)    (71,000,128)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (74,824,874)    (71,481,630)    (74,824,874)    (71,481,630)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.09)         $(0.07)         $(0.18)         $(0.16)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        25,900,663       4,643,568      17,122,463       3,035,102
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2007            2006            2007            2006
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                              (2,360,280)       (343,614)     (3,083,491)       (481,502)
Adjustment for items not involving cash
    Amortization                                          3,608             357          15,129           1,071
    Corporate finance fee                                     -          12,500               -          12,500
    Stock-based compensation                          1,829,000         175,000       2,288,000         236,420
    Gain on sale of other assets                              -               -               -         (40,980)
                                                   ------------    ------------    ------------    ------------
                                                       (527,672)       (155,757)       (780,362)       (272,491)
(Increase) decrease in amounts receivable              (256,088)         (7,202)       (750,876)         12,906
Increase in prepaid expenses and deposits               (12,766)        (37,932)        (24,918)        (28,538)
Increase (decrease) in accounts payable
    and accrued liabilities                             (33,336)         23,606         (92,796)         10,397
                                                   ------------   -------------   -------------  --------------
                                                       (829,862)       (177,285)     (1,648,952)       (277,726)
                                                   ------------   -------------   -------------  --------------
FINANCING ACTIVITIES

Repayment on long-term debt                            (241,000)              -        (241,000)              -
Issuance of common shares                             3,519,523       2,500,000       6,713,512       2,516,800
Share issue costs                                      (247,559)       (243,087)       (266,182)       (243,087)
                                                   ------------   -------------   -------------  --------------
                                                      3,030,964       2,256,913       6,206,330       2,273,713
                                                   ------------   -------------   -------------  --------------
INVESTING ACTIVITIES

Cash assumed on acquisition of ALB                        3,962               -           3,962               -
Mineral interests expenditures                       (2,125,856)       (194,965)     (6,685,832)       (194,965)
Proceeds from sale of other assets                            -               -               -          47,280
                                                   ------------   -------------   -------------  --------------
                                                     (2,121,894)       (194,965)     (6,681,870)       (147,685)
                                                   ------------   -------------   -------------  --------------
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS FOR THE PERIOD                      79,208       1,884,663      (2,124,492)      1,848,302

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       1,453,976         191,228       3,657,676         227,589
                                                   ------------   -------------   -------------  --------------
CASH AND CASH EQUIVALENTS - END OF PERIOD             1,533,184       2,075,891       1,533,184       2,075,891
                                                   ============    ============    ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                  1,533,184         575,891       1,533,184         575,891
Short-term deposit                                            -       1,500,000               -       1,500,000
                                                   ------------   -------------   -------------  --------------
                                                      1,533,184       2,075,891       1,533,184       2,075,891
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is engaged in the acquisition, exploration and development of its mineral property interests in Mexico. As at the end of December 2006, the Company has completed construction of the cyanidation processing plant and related infrastructure at the Mina Real Property located in Nayarit State, Mexico. Commissioning of the mill commenced in January 2007. As at February 28, 2007, management of the Company has determined that commercial production has not yet been achieved.

         As at February 28, 2007, the Company has working capital of $1,227,597. The Company anticipates that it may require additional funding to conduct a planned increase in the capacity of the mill facility, to provide adequate working capital for start-up operations and to retire its long-term debt. The Company also plans to conduct a significant exploration and development program. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       ACQUISITION

         On December 1, 2006 (the "Effective Date"), the Company completed the acquisition of 100% of the outstanding capital of ALB Holdings Ltd. ("ALB") in exchange for the issuance of 10,500,000 common shares of the Company, at a fair value of $10,500,000. ALB's sole asset is its 49% equity interest in the Mina Real Property and the only liability of ALB is an underlying obligation of US $1,925,000 (see Note 6) and a 1% net smelter return royalty ("NSR") on the Mina Real Property.

         The acquisition of ALB was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of ALB have been recorded at their fair values, as follows:

                                                                         $

         Cash                                                             3,962
         Amounts receivable                                                 423
         Property, plant and equipment                               12,641,990
         Long-term debt assumed                                      (2,146,375)
                                                                   ------------
         Net assets acquired                                         10,500,000
                                                                   ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       AMOUNTS RECEIVABLE

                                                   FEBRUARY 28,       MAY 31,
                                                       2007            2006
                                                         $               $

         IVA tax receivable                             771,453          42,447
         Other receivable                                59,868          37,575
                                                   ------------    ------------
                                                        831,321          80,022
                                                   ============    ============


5.       PROPERTY, PLANT AND EQUIPMENT

                                                                 FEBRUARY 28, 2007                 MAY 31, 2006
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED      NET BOOK        NET BOOK
                                                        COST       AMORTIZATION       VALUE           VALUE
                                                         $               $               $               $

         Motor vehicles                                  70,358          16,545          53,813          52,921
         Office equipment                                15,887             733          15,154           2,420
         Mill equipment                                 493,500               -         493,500               -
         Mineral interests and
             deferred exploration                    19,997,544               -      20,054,884       1,128,652
                                                   ------------    ------------    ------------    ------------
                                                     20,577,289          17,278      20,617,351       1,183,993
                                                   ============    ============    ============    ============

         In January 2006, the Company entered into an option agreement with, ALB to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,400 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could earn its interests, as follows:

         i)       an initial  20%  interest  on funding  the initial US
                  $750,000;
         ii)      a further  20%  interest  on  funding  a  further  US
                  $750,000; and
         iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

         On October 19, 2006, the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property.

         On December 1, 2006, the Company acquired the remaining 49% interest in the Mina Real Property, as described in Note 3.


6.       LONG-TERM DEBT


                                                   FEBRUARY 28,       MAY 31,
                                                       2007            2006
                                                         $               $

         Amount due to Huajicari (US $1,700,000)      1,989,000               -
         Less:  current portion                      (1,053,000)              -
                                                   ------------    ------------
                                                        936,000               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


6.       LONG-TERM DEBT (continued)

         The amount due to Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. Since the completion of the purchase of ALB, as described in Note 3, the Company has repaid US $225,000 principal plus interest of US $96,250.


7.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                         FEBRUARY 28, 2007                 MAY 31, 2006
                                                   ----------------------------    -----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                11,237,735      75,890,208       2,230,735      70,970,313
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
             Private placements                       3,900,456       4,825,524       6,000,000       3,220,000
             Exercise of warrants                     1,444,722       1,623,478       2,557,000       1,671,050
             Exercise of options                        415,500         264,510               -               -
             Exercise of agent's option                       -               -         150,000          75,000
         Reallocation from contributed surplus
             relating to the exercise of options              -         198,412               -               -
         Reallocation from contributed surplus
             relating to the exercise of agent's
             option and related warrants                      -               -               -         112,500
         For corporate finance fees                           -               -          50,000          30,500
         For mineral interests                                -               -         250,000         337,500
         For acquisition of ALB (Note 3)             10,500,000      10,500,000               -               -
                                                   ------------    ------------    ------------    ------------
                                                     16,260,678      17,411,924       9,007,000       5,446,550
         Less:  share issue costs                             -        (266,182)              -        (526,655)
                                                   ------------    ------------    ------------    ------------
                                                     16,260,678      17,145,742       9,007,000       4,919,895
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      27,498,413      93,035,950      11,237,735      75,890,208
                                                   ============    ============    ============    ============

         (a)      During the nine months ended February 28, 2007, the Company:

                  (i) completed a non-brokered private placement for 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit comprised of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.15 per share on or before July 28, 2007 and $1.30 per share on or before July 28, 2008, subject to acceleration in certain circumstances. The Company incurred $18,623 of legal and associated filing fees relating to the private placement;

                  (ii) completed a non-brokered private placement for 700,456 units at a price of $1.15 per unit for gross proceeds of $805,524. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       SHARE CAPITAL (continued)

                           at an exercise price of $1.40 per share on or before December 11, 2008. After June 30, 2007, the warrants are subject to a forced conversion provision once the Company's common shares trade in excess of $2.30 per share for 45 consecutive trading days. The Company incurred $40,219 of legal and associated filing fees relative to the private placement; and

                  (iii) completed a private placement of 1,200,000 units at a price of $1.85 per unit, for gross proceeds of $2,220,000. Each unit is comprised of one common share and one-half share purchase warrant. Each full warrant entitles the holder to purchase an additional common share at a price of $2.25 per share for a period of two years. The Company paid a commission of $155,400, administrative fee of $10,000 and related share issue costs of $41,940.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at February 28, 2007 and 2006 and the changes for the nine months ending on those dates is as follows:


                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        1,282,000         0.97            688,500         1.91
                  Issued                              3,300,455         1.50          2,650,000         0.65
                  Exercised                          (1,444,722)        1.12            (12,000)        1.40
                  Expired                               (54,750)        2.00           (352,000)        1.40
                                                   ------------                    ------------
                  Balance, end of period              3,082,983         1.45          2,974,500         0.85
                                                   ============                    ============

                  The following table summarizes information about the number of common shares reserved pursuant to the Company's outstanding and exercisable warrants at February 28, 2007:

                                        EXERCISE
                     NUMBER               PRICE           EXPIRY DATE
                                            $

                    682,528                0.80           May 3, 2008
                  1,100,000             1.15/1.30         July 28, 2007 / 2008
                    700,456                1.40           December 11, 2008
                     74,999                2.25           February 2, 2008
                    525,000                2.25           February 12, 2008
                  ---------
                  3,082,983
                  =========

         (c)      See also Note 14.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the nine months ended February 28, 2007, the Company granted 2,425,000 (2006 - 570,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $2,288,000 (2006 - $236,420) on these stock options and $9,000 (2005 -
         $nil) on stock options which vested during the period.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:

                                                 2007                 2006

         Risk-free interest rate             3.92% - 3.96%        3.26% - 3.72%
         Estimated volatility                  93% - 103%          125% - 136%
         Expected life                           5 years            1.5 years
         Expected dividend yield                   0%                   0%

         The weighted average fair value of stock options granted during the period to the Company's directors, employees and consultants was $0.90 (2006 - $0.41) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at February 28, 2007 and 2006 and the changes for the nine months ending on those dates is as follows:

                                                               2007                            2006
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                   720,000         0.62            217,500         1.30
         Granted                                      2,425,000         1.64            720,000         0.62
         Exercised                                     (415,500)        0.64                  -            -
         Cancelled                                     (100,000)        0.80           (217,500)        1.30
                                                   ------------                    ------------
         Balance, end of period                       2,629,500         1.56            720,000         0.62
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at February 28, 2007:

             NUMBER           NUMBER         EXERCISE
          OUTSTANDING       EXERCISABLE       PRICE           EXPIRY DATE
                                                $

               27,500            27,500        0.50           November 10, 2008
              252,000           252,000        0.62           January 17, 2009
              150,000            75,000        1.40           November 24, 2009
              425,000           425,000        0.90           September 5, 2011
            1,625,000         1,625,000        1.85           January 8, 2010
              150,000                 -        2.15           February 14, 2010
         ------------      ------------
            2,629,500         2,404,500
         ============      ============


9.       CONTRIBUTED SURPLUS

         The Company's contributed surplus as February 28, 2007 and 2006 and the changes for the nine months ending on those dates is presented below:

                                                       2007            2006
                                                         $               $

         Balance, beginning of period                   608,284         286,125
         Stock-based compensation on stock
              options (Note 6)                        2,288,000         236,420
         Stock options exercised                       (198,412)              -
                                                   ------------    ------------
         Balance, end of period                       2,697,872         522,545
                                                   ============    ============


10.      RELATED PARTY TRANSACTIONS

         During the nine months ended February 28, 2007, the Company incurred:

         i) a total of $106,392 (2006 - $141,857) for accounting and administration, management and professional fees by directors and officers of the Company; and

         ii) $15,000 (2006 - $nil) for professional fees provided by a private company controlled by a director of the Company. This amount was capitalized to mineral interests.

         As at February 28, 2007, $8,257 (2006 - $9,892) remained outstanding to companies related to directors of the Company, and has been included in accounts payable and accrued liabilities.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)


11.      SEGMENTED INFORMATION

         The  Company  operates  in  one  industry  segment,   the  acquisition,
         exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                   --------------------------------------------
                                                  FEBRUARY 28, 2007
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations
              (Mexico)                1,427,846               -        (493,062)
         Corporate (Canada)          21,591,753          42,491      (2,590,429)
                                   ------------    ------------    ------------
                                     23,019,599          42,491      (3,083,491)
                                   ============    ============    ============

                                   --------------------------------------------
                                                   MAY 31, 2006
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations
              (Mexico)                1,337,075              -          (12,091)
         Corporate (Canada)           3,634,481          36,566        (729,164)
                                   ------------    ------------    ------------
                                      4,971,556          36,566        (741,255)
                                   ============    ============    ============


12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at February 28, 2007, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to February 28, 2007, may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)

13.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the nine months ended February 28, 2007 and February 28, 2006 as follows:


                                                                       2007            2006
                                                                         $               $
         Financing activities

            Issuance of common shares for acquisition of ALB         10,500,000               -
            Long-term debt                                            2,146,375               -
            Issuance of common shares on exercise of options            198,412               -
            Contributed surplus                                        (198,412)              -
            Issuance of common shares for a corporate finance fee             -          12,500
                                                                   ------------    ------------
                                                                     12,646,375          12,500
                                                                   ============    ============
         Investing activity

            Mineral interests expenditures                          (12,646,375)              -
                                                                   ============    ============
         Operating activity

            Corporate finance fee                                             -        (12,500)
                                                                   ============    ============

         Other supplementary cash flow information:
                                                       2007            2006
                                                         $               $

            Interest paid in cash                             -               -
                                                   ============    ============
            Income taxes paid in cash                         -               -
                                                   ============    ============


14.      SUBSEQUENT EVENTS

         Subsequent to February 28, 2007, the Company issued 386,178 common shares for proceeds of $375,136 on the exercise of stock options and warrants.

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 25, 2007 and should be read in conjunction with the interim consolidated financial statements and accompanying notes for the nine months ended February 28, 2007 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

COMPANY OVERVIEW

The Company is currently a junior mining company actively engaged in the exploration and development of its Mina Real Property, comprising 7,358 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

CHANGES TO THE BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

On January 9, 2007, Dr. Alfredo Parra was appointed as President and CEO of the Company, replacing Mr. Douglas Good, who moves to Chairman of the Board. In addition to retaining his position as Chief Financial Officer, Mr. Good continues to be responsible for corporate development and public market related activities. Dr. Parra has an extensive background in mining exploration and operations, including senior management level positions with major Mexican based corporations.

On January 19, 2007, the Company appointed Messrs. Joseph M. Keane of Tucson Arizona, and Lindsay R. Bottomer, of Vancouver, BC, to the board of directors. They replace Messrs. Carter and Lee who submitted their resignations to take effect concurrent with these new appointments.

Mr. Keane is a Registered Professional Metallurgical Engineer and since the mid-1980's has been President of KD Engineering Co. Inc. and Metcon Research Inc., both of Tucson, Arizona. Since mid-2006 he has been a special advisor to Rochester. Mr. Keane has over 40 years experience specializing in process design development, engineering supervision, equipment and instrument selection and has conducted numerous feasibility studies for the mineral processing and pollution abatement industries. He has been a consultant to a unit of the World Bank (International Finance Corporation) for mineral processing projects in Mexico, Peru, Tajikistan, China, Mali, Uzbekistan, Ghana, and Tanzania. Mr. Keane has also directed feasibility studies and/or provided direction for a wide variety of mining projects in Chile, Peru, Indonesia, Mexico, Panama, Mongolia, Canada and the United States. He is a co-inventor of US Patent on copper recovery and has developed standardized test methodologies that have been adopted by the mining industry. Mr. Keane recently was a consultant to INCO and has been an expert witness in a number of legal matters regarding base and precious metals projects worldwide. He is currently a director of Norsemont Mining Inc.

Mr. Bottomer is a Professional Geoscientist with over 30 years experience in mineral exploration and mine development worldwide. He was President and CEO of Southern Rio Resources Ltd. (now Silver Quest Resources Ltd.) from July 2001 to November 2005 and remains a Director. He is a Director of five other public companies and has held senior positions with Prime Explorations (Pezim Group) from 1989-1994 and Echo Bay Mines Ltd. from 1994-1997. From 1998-2000 he was President of the BC & Yukon Chamber of Mines, and is currently serving a third two-year term as an elected councilor of the Association of Professional Engineers and Geoscientists of British Columbia. He is currently a Director and Vice President Corporate Development of Entree Gold Inc.

The above appointments combined with the mining backgrounds of Dr. Alfredo Parra, and existing director Mr. Gil Leathley, provide a strong base of expertise in the fields of metallurgy, mining, milling and exploration and will be able to provide sound strategic direction to the future development and operational activities of the Company.

PROPERTY UPDATE

OVERVIEW

Effective December 1, 2006, the balance of the 49% interest in the Mina Real Property was acquired though the issuance of 10,500,000 common shares in exchange for all of the outstanding shares of ALB. The sole asset of ALB is its 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico") and the only liability of ALB is an underlying obligation which, as of April 30, 2007, stands at US $1,550,000 to an ex-partner and a 1% net smelter royalty obligation on its interest in the Mina Real Project.

The Company now holds a 100% interest in the Mina Real gold/silver property comprising of 3,377 hectares of exploration and mining concessions located east of the capital city of Tepic, in the state of Nayarit, Mexico. On January 30, 2007, the Company added to its land position by staking an additional 3,981 hectares adjacent to the 3,377 hectares.

On March 12, 2007 the Company entered into an agreement to acquire a 70% interest in the Santa Fe gold-silver property located immediately east of its high-grade Mina Real Property in the State of Nayarit, Mexico. The property covers approximately 3,823 hectares, and previous work has identified ten zones of epithermal veining and mineralization on the property. This brings the Company's total land package to 11,181 hectares.

MILL OPERATIONS

Commissioning of the Mina Real mill began in January 2007 and the first gold and silver precipitate delivered to the refinery in early February. During the first quarter, 4,281 tonnes of low grade mineralized material was processed producing 438 ounces of gold and 4,113 ounces of silver, with revenue from the sale of gold and silver being applied against the pre-production costs. The ore selected for processing during the initial start-up period was lower grade material. The mill is still in the start-up phase and currently undergoing modifications to allow mill production to approach the initial target of 200 tonnes/day with 80% grind passing 100 mesh and recovery of 90%+ for gold. The material produced from the ongoing mine development is being stockpiled as mill feed and is currently estimated at three months supply.

As a result of experience gained through the commissioning process, the Company recently completed modifications to the pregnant solution pumping and piping systems. Additional capacity is also being installed in the grinding section. These modifications are expected to allow mill production to reach the initial target of 200 tonnes/day with 80% grind passing 100 mesh and recovery of 90%+ for gold. Although the plant has been operating on a periodic basis to test the modified systems, the Company is not yet in a position to recommence regular milling operations. During the commissioning process, ongoing monitoring revealed that the rock beneath the lined tailings dam was more permeable than indicated by pre-construction testing. As a result, a cyanide destruction circuit was installed during the recent shutdown to neutralize the tailings prior to being deposited in the tailings dam. Tests completed to date indicate that this destruction process is working effectively and commissioning of the plant will recommence upon receipt of final approval on this aspect of the modifications.

MINING OPERATIONS

During the first quarter the Company continued with development mining activities in order to prepare the initial mining area for increased production. During 2006 the Company completed about 2,000 metres of developed mining which produced a stockpile of about 18,000 tonnes of mineralized material at the mine and mill site in preparation for commencement of milling operations. The Company now has three mining contractors on site.

In addition to stope mining activities the Company completed a drift through the intrusion to the NW and is currently developing two crosscuts to intersect what is expected will be a continuation of the Florida vein systems to the NW. Further development is concentrating on ramping down to the 1090 and lower levels to determine the base of the structure.

A comprehensive sampling of the ramp development from Level 1115 down to Level 1090 was undertaken during the last quarter and assays received from SGS Laboratories, an independent ISO 2000 laboratory. The independent assays from 58 ramp channel samples taken over approximately 120 metres of development within the vein system indicate an average vein width of 1.35 metres with average grades of 17 grams of gold per tonne and 139 grams of silver per tonne. On the upper ramp to Level 1115, grades on eleven contiguous channel samples taken over approximately 20 metres of vein structure averaged 30.8 grams/tonne of gold and 212 grams/tonne of silver and an average width of 1.33 metres. Six of these samples ranged between 26.7 and 59.1 grams/tonne of gold. The lower ramp has so far produced an average grade of 15.1 grams/tonne of gold and 116 grams/tonne of silver from 19 channel samples taken over approximately 38 metres. Ongoing mine development work has continued during the temporary shutdown of the mill, which continues to increase the stockpile of mill feed.

GEOLOGY OF PROPERTIES

MINA REAL PROPERTY:

In January 2007, the Company announced that it had staked an additional 3,981 hectares adjacent to the 3,377 hectares previously comprising the Mina Real concessions in Nayarit, Mexico.

In addition to protecting the continuity of five vein structures - La Florida, El Puerto 1, El Puerto 2, Tajos Cuates 1 and Tajos Cuates 2 - as well as three recently discovered veins on the property, there is potential that this additional ground could add to the Company's resource base and provide additional mill feed to the recently constructed conventional mill on the property. The Company also announced that it had located several outcrops on the properties that indicate the existence of additional veins that were previously undiscovered. Assay results from these new veins will be released once independent assay results are obtained. A drilling and exploration program is being developed to define the potential of the vein structures uncovered to date on both the existing and recently acquired ground.

The results from surface exploration indicate that the Florida vein system extends to the NW and SE of the current Florida mine workings. Additional work is required to confirm the full extent of the vein systems and whether the outcroppings that have been identified for over two kilometers, both to the NW and SE of the current mine site, are in fact a continuation of the existing Florida vein structure or additional parallel structures.

SANTA FE PROPERTY

Mineralization occurs over an elevation range of approximately 700 metres, and varies from high-level discrete veins to broad zones of alteration containing multiple veins. Check sampling by the Company's Mexican consultants is currently underway; based on the results of this work, the Company plans to commence a surface exploration program on the highest priority targets. The information available from sampling and site visits suggest there is potential to develop additional ore sources for the nearby Mina Real mill, and to discover additional zones of mineralization on the property.

The Santa Fe property is within trucking distance of our Mina Real Mill and has the potential to provide additional mill feed to support a material increase in capacity at the Mina Real Mill or possibly support the development of a second mill in the area."

Dr. Alfredo Parra, the Company's President, is the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. Dr. Parra has reviewed the technical information contained herein. Channel samples reported were assayed by a combination of two certified and independent laboratories, ALS Chemex of North Vancouver, BC and SGS of Lakefield, Ontario. The Company has not conducted an independent feasibility study on the Mina Real Project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of management, an outside consultant and the project management in Mexico, who have extensive experience in similar size projects from the construction and operational perspective.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.



                            ------------------------------------   -------------------------------------------------   ----------
                                         FISCAL 2007                                  FISCAL 2006                     FISCAL 2005
                            ------------------------------------   -------------------------------------------------   ----------
                              FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31       MAY 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                    (2,039,218)    (640,911)    (121,537)    (237,338)    (343,844)    (118,492)     (42,476)     (62,813)
Other items                   (263,722)      (3,134)     (14,969)     (22,415)         230      (17,003)      40,083     (718,338)
Net loss                    (2,302,940)    (644,045)    (136,506)    (259,753)    (343,614)    (135,495)      (2,393)    (781,151)
Basic and diluted
   loss per share                (0.09)       (0.05)       (0.01)       (0.06)       (0.07)       (0.06)       (0.00)       (0.40)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              1,227,597    1,898,776    3,595,277    3,536,076    2,098,783      192,592      249,510      245,246
Total assets                23,019,599    7,765,911    6,531,028    4,971,556    2,338,844      214,439      274,800      287,316
Total long-term liabilities    936,000          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ------------------------------------   -------------------------------------------------   ----------


RESULTS OF OPERATIONS

During the nine months ended February 28, 2007 (the "2007 period") the Company recorded a loss of $3,083,491 ($0.18 per share) compared to a loss of $481,502 ($0.16 per share) for the nine months ended February 28, 2006 (the "2006 period"), an increase in loss of $2,601,989. The increase in loss in the 2007 period compared to the 2006 period is primarily attributed to an increase in activities in the 2007 period and the recording of non-cash stock-based compensation of $2,288,000.

General and administrative expenses of $2,801,666 were reported in the 2007 period, an increase of $2,296,854, from $504,812 in the 2006 period. Specific expenses of note during the 2007 period and 2006 period are as follows:

         -    during  the  2007  period,   the  Company   incurred   accounting,
              management and administrative fees of $59,485 (2006 - $48,720);

         - during the 2007 period, the Company expensed professional fees totalling $60,052 (2006 - $30,812) of which $29,892 was paid to senior executives and officers;

         - during the 2007 period, the Company paid $18,000 (2006 - $nil) in salaries and benefits to the President's spouse and $58,500 (2006
              - $62,637) in management fees to the President of the Company;

         - during the 2007 period, the Company incurred $39,295 (2006 - $nil) for salaries and benefits to the administration staff in the mining office in Tepic, Mexico.

         - during the 2007 period the Company incurred corporate development expenses of $67,420 (2006 - $nil) for ongoing market awareness and promotional campaign and participation in investment conferences in Frankfurt and Calgary;

         - effective February 28, 2006, the Company entered into an agreement with Accent Marketing Limited to provide market awareness and investor relation activities in Europe. During the 2007 period, the Company incurred $33,508. The agreement was terminated on November 23, 2006;

         - the Company recorded $2,288,000 (2006 - $236,420) for non-cash stock-based compensation on the granting and vesting of stock options during the 2007 period,

         - during the 2007 period, the Company incurred travel expenses of $36,748 (2006 - $10,114) for ongoing mine site visits to Mexico and participation in investment conferences in Frankfurt and Calgary; and

         - effective November 23, 2006, the Company entered into an agreement with Empire Communications, Inc., to provide investor relations services. During the 2007 period, the Company incurred $18,000.

As the Company is in the pre-production stage, it has not yet achieved commercial production. Accordingly, all net revenues prior to commercial production is credited against pre-production costs. Interest income is generated from cash held with the Company's financial institution. During the 2007 period, the Company reported interest and other income of $42,491 as compared to $9,898 during the 2006 period. The increase is attributed to higher levels of cash held during the 2007 period.

During the 2007 period the Company incurred $6,685,832 on exploration activities, option payments, and site preparation and construction of the mill and mine facility on the Mina Real Property. Exploration activities conducted in the 2007 period are described in "Exploration Projects" in this MD&A.

During the 2007 period, the Company completed a private placement for 3,900,456 units for gross proceeds of $4,825,524 and issued 1,860,222 common shares for proceeds of $1,887,988 on the exercise of stock options and warrants.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at February 28, 2007, the Company had working capital of $1,227,597. The Company anticipates that the additional financing will provide sufficient resources to complete the mine facility and provide adequate working capital for start-up operations. Further exploration and development activities, however, may change due to ongoing results and recommendations which may entail significant funding or exploration commitments. As a result, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The acquisition of ALB was completed on December 1, 2006.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2006 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 28, 2007, the Company incurred:

     i) a total of $106,392 (2006 - $141,857) for accounting and administration, management and professional fees by directors and officers of the Company; and
     ii) $15,000 (2006 - $nil) for professional fees provided by a private company controlled by a director of the Company. This amount was capitalized to mineral interests.

As at February 28, 2007, $8,257 (2006 - $9,892) remained outstanding to companies related to directors of the Company and has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective February 28, 2006, the Company entered into an agreement with Accent Marketing Limited ("Accent") to provide market awareness and investor relation activities in Europe. During the 2007 period, the Company paid $33,508. The agreement was terminated on November 23, 2006.

Effective November 23, 2006, the Company entered into an agreement with Empire Communications Inc., to provide investor relations services. The Company will pay a monthly fee of $6,000 and issue 150,000 stock options at an exercise price of $1.40 per share. The options vest on a quarterly basis over a twelve month period. The agreement may be terminated with written 30 days notice.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 25, 2007, there were 27,884,591 issued and outstanding common shares. In addition there were 2,582,000 stock options outstanding at exercise prices ranging from $0.50 to $2.15 per share and 2,744,305 warrants outstanding, with exercise prices ranging from $0.80 to $2.25 per share.

DISCLOSURE CONTROLS AND PROCEDURES

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the nine months ended February 28, 2007 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at February 28, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Alfredo Parra, a Director and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending February 28, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  April 30, 2007


/s/ ALFREDO PARRA
----------------------------------
Alfredo Parra,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chairman of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the "Issuer") for the interim period ending February 28, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.


Date:  April 30, 2007


/s/ DOUGLAS GOOD
-------------------
Douglas Good,
Director & Chairman